June 13, 2007

Mail Stop 4561

Ms. Nicole Leigh-van Coller
President
Zaldiva, Inc.
331 East Commercial Boulevard
Ft. Lauderdale, Florida   33334

Re: Item 4.02 Form 8-K
        Filed June 7, 2007
        File No. 000-49652

Dear Ms. Leigh-van Coller:

        We have reviewed your Item 4.02 Form 8-K for compliance with the form
requirements and have the following comment.

   1. Please tell us whether your officers have reconsidered the effectiveness of your
      disclosure controls and procedures as of September 30, 2006, December 31, 2006,
      and March 31, 2007 in light of the restatement. In addition, please confirm to us
      that you plan to address this reconsideration and the related conclusions in the
      filings that contain your restated financial statements.

                               ******

        You should response to this comment on or before June 19, 2007.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filings reviewed by the staff to be certain that they have provided all
information investors require for an informed decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

If you have any questions, please call me at (202) 551-3782.

Sincerely,

Jessica Barberich
Staff Accountant